Exhibit (a)(9)
Forms of Acknowledgment of Receipt of Election Form/Withdrawal Form
ACKNOWLEDGEMENT OF ELECTION FORM
Cirrus Logic, Inc. (“Cirrus Logic”) has received your Election Form dated                     , 2007, by which you elected to tender one or more of your Eligible Option(s) for amendment or cancellation and replacement, as applicable, pursuant to the terms and conditions of the Offer to Amend or Cancel and Replace Eligible Options dated August 30, 2007 (the “Offer”). All capitalized terms that are not defined in this email will have the meaning assigned to such terms in the Offer.
If you change your mind and decide that you do not want to tender your Eligible Option(s) for participation in the Offer, you may withdraw your election to amend or to cancel and replace some or all of your previously tendered Eligible Options by sending a completed, signed, and dated Withdrawal Form and sending it to Cirrus Logic, Inc., Attn: Bonnie Niemtschk, in Stock Administration, by email to bonnie.niemtschk@cirrus.com or by fax to 512-851-4527. Only Withdrawal Forms that are complete, signed, dated, and actually received prior to 4 p.m. Central Time on October 1, 2007, or such later time, if any, to which this Offer has been extended, will be accepted by Cirrus Logic. If you have questions regarding the Offer or need a Withdrawal Form, please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com.
Please note that our receipt of your Election Form is not by itself an acceptance of your election to amend or to cancel and replace your Eligible Options or an acknowledgment that you have properly completed your Election Form. For purposes of the offer, Cirrus Logic will be deemed to have accepted your properly tendered election to amend or to cancel and replace your Eligible Options that has not been withdrawn as of the date when Cirrus Logic provides oral or written notice to Eligible Optionees generally of its acceptance of such Eligible Options, which notice may be made by press release, email, or other method of communication. Cirrus Logic’s amendment or cancellation and replacement of Eligible Options that you have properly tendered for participation in the Offer is expected to take place on the first business day after the expiration date of the Offer.
ACKNOWLEDGEMENT OF WITHDRAWAL FORM
Cirrus Logic, Inc. (“Cirrus Logic”) has received your Withdrawal Form dated                     , 2007, by which you have elected to withdraw one or more of the Eligible Options that you previously tendered for amendment or cancellation and replacement, as applicable, pursuant to the Offer. Any Eligible Options that you have not withdrawn will remain tendered for participation in the Offer pursuant to your last properly submitted Election Form.
If you change your mind, you may once again elect to accept the Offer for some or all of your Eligible Options by sending a completed, signed, and dated new Election Form to Cirrus Logic, Inc., Attn: Bonnie Niemtschk, in Stock Administration by email to bonnie.niemtschk@cirrus.com or by fax to 512-851-4527. Only properly completed Election Forms that are received prior to 4 p.m. Central Time on October 1, 2007, or such later time, if any, to which this offer has been extended, will be accepted by Cirrus Logic. Your new Election Form must also be signed and dated after your last properly submitted Election Form and any Withdrawal Form that you have submitted to Cirrus Logic. If you have questions regarding this process or need a new Election Form, please contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com.